UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EHEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28238P109

(CUSIP Number)

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

Attention: Richard H. Siegel, Esq.

with a copy to:

Eric L. Issadore, Esq.

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-1231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 28238P109

1.	Names of Reporting Persons. Echelon Health SPV, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,346,830(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,346,830(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,830(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Beneficial ownership of Issuer’s Common Stock, par value $0.001 (“Common Stock”) of eHealth, Inc. (the “Issuer”), issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001 (the “Series A Preferred Stock”) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in the statement on Schedule 13D originally filed by the Reporting Persons with respect to the Common Stock on June 10, 2021 (the “Original Schedule 13D” and, together with this amendment, the “Schedule 13D”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of April 28, 2023 as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2023 (the “Form 10-Q”), together with the shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 28238P109

1.	Names of Reporting Persons. Echelon Health SPV GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,346,830(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,346,830(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,830(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in the Original Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stocks for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of April 28, 2023 as reported in the Form 10-Q, together with the shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons

CUSIP No. 28238P109

1.	Names of Reporting Persons. H.I.G. Echelon, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,346,830(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,346,830(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,830(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in the Original Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stock s for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of April 28, 2023 as reported in the Form 10-Q, together with the shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons

CUSIP No. 28238P109

1.	Names of Reporting Persons. H.I.G. Middle Market LBO Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,346,830(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,346,830(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,830(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in the Original Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stock s for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of April 28, 2023 as reported in the Form 10-Q, together with the shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 28238P109

1.	Names of Reporting Persons. H.I.G. Middle Market Advisors III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,346,830(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,346,830(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,830(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in the Original Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stocks for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of April 28, 2023 as reported in the Form 10-Q, together with the shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 28238P109

1.	Names of Reporting Persons. H.I.G.-GPII, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,346,830(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,346,830(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,830(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in the Original Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stocks for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of April 28, 2023 as reported in the Form 10-Q, together with the shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 28238P109

1.	Names of Reporting Persons. Sami W. Mnaymneh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,346,830(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,346,830(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,830(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in the Original Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stocks for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of April 28, 2023 as reported in the Form 10-Q, together with the shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 28238P109

1.	Names of Reporting Persons. Anthony A. Tamer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,346,830(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,346,830(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,830(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in the Original Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stocks for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of April 28, 2023 as reported in the Form 10-Q, together with the shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 28238P109

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on June 10, 2021 (the “Original Schedule 13D” and, together with this amendment, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”) of eHealth, Inc.(the “Issuer”). This amendment is filed to disclose a change in beneficial ownership of the Reporting Persons as a result of the accrual of PIK dividends on the Series A Preferred Stock and increases in the Issuer’s Common Stock outstanding. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Schedule 13D and the footnotes thereto, and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b):

As a result of the transactions described in Items 4 and 6 of the Original Schedule 13D, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefor beneficially own, 2,250,000 shares of Series A Preferred Stock, which as of July 8, 2023 are convertible into 3,346,830 shares of Common Stock, representing approximately 10.8% of the outstanding shares of Common Stock (based on 27,709,543 shares of Common Stock outstanding as of April 28, 2023 as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Commission on May 9, 2023, together with any shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons).

Except as set forth above, no Reporting Person beneficially owns any shares of Series A Preferred Stock or Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Series A Preferred Stock or Common Stock referred to herein for the purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) of the Exchange Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Exchange Act.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 28238P109

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2023

ECHELON HEALTH SPV, LP

By: Echelon Health SPV GP, LLC, its general partner

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

ECHELON HEALTH SPV GP, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

ECHELON HEALTH, LP

By: H.I.G.-GPII, Inc., its general partner

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. MIDDLE MARKET LBO FUND III, L.P.

By: H.I.G. Middle Market Advisors III, LLC, its general partner

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. MIDDLE MARKET ADVISORS III, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G.-GPII, INC.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

CUSIP No. 28238P109

Sami W. Mnaymneh

/s/ Sami W. Mnaymneh

Anthony A. Tamer

/s/ Anthony A. Tamer